The NASDAQ Stock Market Media Call

May 25, 2007

Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425

under the Securities Act of 1933, as amended, and deemed

filed pursuant to Rule 14a-12 under the Securities Exchange

Act of 1934, as amended.

Subject Company: OMX AB

Operator:	Please stand by, we’re about to begin today and thank you for joining the NASDAQ Stock Market’s media teleconference. All participants will be in a listen-only mode until the question and answer session. To ask a question, please press star/one. This conference is being recorded and if you have objections, please disconnect at this time. Your host for today’s conference is Bethany Sherman. Please go ahead.

Bethany:	Hi, good morning everyone and thank you for joining our call. I will make some brief introductions, then we’re planning to go right to Q&A. I’m sitting here with Bob Greifield, the CEO of the NASDAQ Stock Market and Mr. Bocker the CEO of OMX, and we also have with us David Warren, the CFO of NASDAQ. My name is Bethany Sherman, I head Corporate Communications at NASDAQ _____ on my cell phone, 917-836-1724, should we _____ questions after the call. And with that, operator, we can open it up directly for Q&A.

Operator:	Thank you. If you have a question today, please press star/one on your touchtone telephone to _____ at this time. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, ladies and gentlemen, please press star/one. And we’ll go first to Gaston Ceron with Dow Jones.

Q:	Hi, Bob, how you doing?

Bob:	How we doing there Gaston?

Q:	Pretty good. Got a couple quick questions. All this material has already been covered, but I just want to sort of take another whack at it, so to speak. You know, I totally – I was listening on the last conference call — I totally understand sort of your _____ focus on the OMX transaction today, which really is a big deal for NASDAQ, but at the same time, you’ll have to agree, I assume, that it’s impossible for people to forget about the fact that you own this huge block of shares in the LSE and I’m kind of wondering what NASDAQ will do with that. I noticed that in the last call you didn’t want to talk about it all, but in the past you’ve made it clear that NASDAQ sort of retains all options with regards to that stake. Has that changed at all or no?

Bob:	I agree that I don’t want to talk about it at all, but our position, seriously, Gaston, has not changed. We maintain optionality, but today is clearly about this

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May 25, 2007

transaction with OMX and the transformational transactions in the global exchange industry. It dramatically increases our global footprint, it dramatically increases the asset classes where we have expertise and it’s truly remarkable for bringing together two widely acknowledged technology leaders in the space into one combined organization and I do direct you to the fact that being hard from a bond(?) exchange is this technology and we’re clearly, clearly in line.

Q:	Yeah, I’m pretty sure I heard that phrase also during the other call _____ phrase there. So congratulations to _____ that one. Just a couple other very quick questions just to finish out. Bob, one of these credits is that it’s been brought up by a couple people is that while it’s certainly an ambitious deal for NASDAQ, it doesn’t, it’s not quite a massive sort of transformational deal that another exchange, maybe the LSE, or somebody else, could have been. With regards to NASDAQ sort of deal-making ambitions, I mean generally speaking, is this it for you guys or do you still envision NASDAQ’s — the combined NASDAQ/OMX sort of engaging in more deal making as the year go on?

Bob:	Well, the first thing I would say is this organization has a shared culture of operational excellence. So this is an exciting deal for us. We’re making representations to our investors and also our users and so I’m focused on operational excellence, we will have a focus on delivering exactly what we’re speaking about today. So that is the focus for this organization. All that being said, we clearly will cast a large shadow on the global exchange landscape and we will have the opportunity to consider any transactions in the future. We obviously will do that.

Q:	And not to hog the line or anything, but David, I just – a very quick question for David Warren. I know you guys have lots of questions, lots of questions in regards with synergies. I get a little bit lost with all the back and forth. To be clear, I mean, at what point is the entire 150 million sort of break(?) in? I mean I understand that you’re always looking for more, but as far as that initial sort of 150, I mean at what point does that all completely kick in?

David:	Yes, I did say that on the last call, they are fully achieved by 2010, based on the assumptions that we made for this transaction, that’s 150.

Bob:	And also on the assumption that we close the deal during the fourth quarter of 2007.

Magnus:	Need to give you also – this is Magnus(?) here. I can’t resist giving you comment about what is transformable or not.

Q:	Yes, absolutely.

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Magnus:	I think you easily look into well-known brand names and well-known markets and you think that that in itself becomes transformable in a transaction. I think in the industry you look into, which is transforming itself in a very rapid pace and when you see that the historical pattern is not any longer valid. I think when you look into the future, what are emergers, what are the combination that will take this industry into the next decade, I think what you’ve seen here is really that one. I think this is a transformable deal in a much larger scale in the future than you potentially would see today, because it’s so easy to look into existing patterns. A future the exchange(?) industry will be borderless, it will be driven by technology and it will have extremely high growth rates. And the ones that don’t jump onto that bandwagon will have difficulties and I think with the experiences we have together with technology, all the different asset classes and a global reach, I think we’re uniquely positioned, therefore, I think this transaction is actually a little bit more transformable than if, maybe, as the first sight, _____.

Q:	Fair enough, I appreciate it. So thank you.

Operator:	Thank you, we’ll go next to Joe Valverno(?) with Associated Press.

Q:	Hi everyone. A couple questions. First of all, you were talking in the last conference call – and I didn’t quite catch all of it – about some ventures that you’re doing in London, completely separate, obviously, than the London Stock Exchange. But could you flesh that out again for me?

Magnus:	Absolutely, it’s Magnus here. I think what’s unique, to put this into a perspective of Europe, Europe being historically a lot of different countries with different regulatory environments, with different _____ local setups where each country has its own exchange. What Europe is going through is what the US went through maybe 5, 10 years ago. Borders are disappearing, regulations coming in to the increased competition. That leads us, from a _____ perspective, _____ a lot of opportunities. Those opportunities come from trading opportunities, execution opportunities, distribution of products across borders reach out in a different way. We think it’s phenomenally interesting. Our experience of building changes(?) in different parts of the world, we could be part of this. What we have now said is that we will increase our efforts in London in order to take part of those changes. We think both our two organizations, NASDAQ and OMX, see regulatory changes as an opportunity and not just a threat. What you will see here and you will probably find a lot more different initiative here, whether they call Turquoise, _____, product market _____, how could we support our customers in their endeavors to get more networks out there? This is one of the topics we’ll run out of London. The second one is the continuous efforts we do in the Central Eastern Europe, being a partner, creating much more efficient financial markets there, which we find it very commercially interesting.

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May 25, 2007

Q:	So what you’re basically – you were breaking out a little bit when you were talking, but from what I understand it, it’s not that you’re starting any kind of an exchange in London as much as it’s you can sell or use your technology, or those customers like Turquoise or whoever could use your technology and that you might try to partner with them. Am I getting that right?

Magnus:	You’re getting that right, but you could also _____ at the next level, we could use our exchange knowledge _____ to other markets with this market, how they like _____, very much from the customer perspective. What do these banks really want to see? I think clearly _____.

Q:	And one last question is, wouldn’t this sort of contradict, I mean if you have a 30 percent stake in the London Stock Exchange, you have a vested interest to want that exchange to succeed and not create competition for it, no?

Magnus(?):	I think that the European market will not be _____ market. I think the European market will be a very widespread market _____ already happen so much. I don’t see this as a threat to it. I think _____ by adding – this is the important thing about financial markets and exchange industries — add new ventures, it doesn’t necessarily _____. Because liquidity feeds liquidity and that’s so important.

Q:	All right, thank you.

Operator:	Thank you. We’ll go next to Terry Arno(?) with VSM TV.

Q:	Thank you very much, actually, the questions I wanted to ask have been covered. Thanks.

Operator:	Thank you, just a reminder it’s star/one. Then we’ll go next to Edgar Ortega with _____ News.

Q:	Good morning, thanks for taking…

Bob:	How we doing there Edgar?

Q:	Pretty good, thank you. I was hoping to get your thoughts on derivatives, the transaction opened NASDAQ into derivatives trading, much quicker, perhaps. Well, I guess you have your options exchange, but also now with the futures. I’m wondering if you might help me understand the kind of potential you see in futures trading for NASDAQ. Is this something that you might also look to do in the US, perhaps, not just Americas(?)?

Bob:

Well, certainly NASDAQ by itself was expanding into the cash equity option space and we have an organic development to move that along and this transaction will help augment, accelerate the progress in that space and we do

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look forward for that. Clearly, OMX has great expertise in the derivatives marketplace and that is an expertise that will be incredibly valuable to the combined organization in the years to come and it’s an asset that we like, with many other assets, will look to monetize in different ways. So that’s as particular as I can be at this point in time. But you bring up a point that this is a geographical diversification. It’s an asset class diversification and it is a transaction that puts us at the true center what an exchange is about and that’s the technology. So all these three things together give us just tremendous flexibility in terms of the paths that we will choose to pursue in the years to come.

Q:	You’ve stressed a good deal how you might be able to build on the relationships that OMX has with exchanges around the world and I just wondered to what extent those exchanges by particular terms, or just by preferences of those other exchanges, they might not want to be _____. They might want a rival, perhaps, at an arm’s length, providing technology, but no more. Might you be able to comment a little bit more on either – do you sense a preference for those exchanges around the world to move up those partnerships, or is there still some hesitance, perhaps, to strike a more – a deeper relationship?

Bob:	Let me start and then we’ll let Magnus answer. The first thing is, we in this endeavor, recognize, like in all our endeavors, that we have to earn the customer’s trust and we have to deliver clearly superior value for whatever services we want to bring to the table. So the fact that OMX has developed this great technology business with 60 customers gives us a wonderful distribution channel. It gives us a distribution channel for additional products and services and we would be woefully remiss if we thought we could just walk in and announce here’s a product you can buy. I mean we have to be customer focused and make sure that we deliver truly superior value.

Magnus:	And I need to add to that that I’ve had the opportunity to be in this industry for a very long time. I’ve been in the exchange industry for nearly 20 years, spending most of my time in the national field between – on different exchanges, setting them up, helping them get started, changing their technology and I think we all go through quite a dramatic change in _____ the exchange industry. There will be a greater and greater focus on what we deliver to customers, what we do. I think it will be less and less focused on sort of the backbones and things and everybody will go for the most efficient part. And I think therefore we’ve had already today, by announcing that, a lot of positive comments when it comes to international monetary(?) exchanges to see opportunities and benefits of what we’re doing together.

Bob:

And we have the ability beyond just superior value to push really unique products down this distribution channel. In the previous call we spoke about our portal service, which is the trading mechanism for 144A securities that we’re developing. Truly that will be a unique product and levering that, the distribution

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channels will be a wonderful opportunity for a combined enterprise and clearly, it will be important to our exchange customers.

Q:	Maybe just two more quick questions. Mr. Bocker, I’m curious, you’ll be President of the combined company. Might you move to New York, or will you stay in Europe?

Magnus:	Beware, I’m coming.

Q:	Is that right, you’re moving here?

Magnus:	Yes I am.

Q:	Okay. I mean you only flesh out the kind of the Board structure and the leadership roles. I realize it’s very early innings, but just philosophically speaking, perhaps, how do you see kind of the executives from both – top tier executives from both organizations meshing? Will most folks come to New York or will it – some New York guys go to London, other – how might that play out?

Bob:	Well, the first, and I think the most important point is, we will establish a culture where it’s a meritocracy. People will succeed on the merits, not based upon where they’re physically located or their country of birth. I think what’s very interesting about this organization is that we have both successfully done acquisitions and we’ve both have followed this practice. So, if you look at the OMX organization, it is certainly sprinkled with people from different backgrounds and from different companies of origin. And in much the same way we have it at NASDAQ as you folks who deal with on a regular basis will, obviously, be talking to folks who were originally with INET, with _____, with shareholder.com or _____. So, it’s strictly meritocracy that we’ll answer to. And with respect to the organizational structure, it is early days. The transaction we just signed a scant number of hours ago, but I can assure you that this team will move quickly with establishing the management structure.

Magnus:	And also I think we both come from a tradition that moving people may be a bad example, but I think that we have clear goals that I intend to do in order to create even more value to the company. Otherwise I think we’re used to work, especially on the OMX side, out of many different locations and work from there very efficiently without moving too many people because it’s very costly. I think that is part of what we’re trying to achieve here, bringing diversification to NASDAQ and utilizing the experiences we have. So, we will be very cautious in moving people just for the sake of _____.

Q:

Okay. I want to let you go. I apologize for too many questions. Just to follow up to Joel’s question on, David, how you see changes in Europe. Let me be more concretely, you talk about seeing opportunities in the regulations, but are there

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particular markets where you see those opportunities being more close at hand? Might you start day trading LSE listed stocks, different platforms, or might you—have you identified other parts of Europe where you think your systems might be able to have a quicker opening?

David:	I think—I’ll _____ in general, but I would say one thing, what’s been truly impressive about the OMX organization is they think in a very competitive way, they think strategically. As we have dealt with them, we see that we’re very much alike. We, certainly being born in a competitive environment, NASDAQ has always had to compete for every scrap of progress, have developed a culture around that and OMX has done the same. So, Magnus will get into particulars, but this organization has in its DNA the desire to compete, doesn’t know any other way, and certainly with the coming of method(?) and the ability to compete, it’s a great opportunity.

Magnus:	I think just to give you some examples, outside what you normally professionally think of, when you look into the method in Europe compared that to the regular method, the regulatory environment in the U.S., take the, for instance, the _____. That is in the U.S. put on the exchanges. They are having the responsibility. It’s totally the other way around in Europe. The responsibility for best(?) execution is put on the brokers and the bank(?) trading and creates a very interesting concept. If they really need to find instruments, technology services that they suddenly need to do in order to be best execution. I think in exchange, you have that and create that ability instead of them building very expensive ways of doing it. And that is not just technology. It’s a service, it’s bundled, so that’s one thing. The second thing I could bring up is trade reporting. How do you do traded reporting today in the new environment? It will be different. It will be different from what we see today. In certain markets you have certain rules that you’re forced to follow. It will open up _____ in services here. Information and how to distribute information in the new environment, the method, here’s new opportunities. Three examples _____ of this classical thinking about transactions or London traded shares or Spanish traded shares. There is other opportunities, I would say, even greater in certain cases.

Q:	Okay, great. That’s helpful. Thank you very much for your time. Thank you.

Operator:	Thank you. We’ll go right to our follow up from Joe Valverno with Associated Press.

Q:	Hi. I’ve got two quick questions. Actually the first question for you, Bob, could you step back a little bit and kind of give your—I mean as somebody in the industry, could you step back and kind of give me an idea of how you see consolidation here on out as the industry continues to do this and mature?

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Bob:	Sure. Well, the first thing I will say is that I believe the exchanges have somewhat lost their way and that _____ focused on market capitalization as opposed to customers. So, it changes the key to _____. I think you’ll see the broker/dealers who are involved with exchanges _____ skyrocket without _____ decline in their cost per unit of trading, essentially create alternatives. And you’re seeing that happening today. We here at NASDAQ and we’ve done this in _____ whereas we have to serve our customers well _____ our investors. So, I think you’ll go through a period of time where _____ have to come to a reckoning that as volumes increase you have to show some allocation of benefit to the customer base. And then when you look at exchanges, as I said, the beating heart is a technology platform and it will be a question of who can integrate technology platforms in a very efficient way, and can have a relatively fixed-cost environment that has the ability to scale in a dramatic way. And this ability to scale is independent of locale. So, our _____ doesn’t care if we have a trade coming from Singapore, from Stockholm, from Chicago. It cares that we can run it fast and efficiently. So, what I’m saying is the exchanges of the future have to listen to the customers, they have to have _____ technology platform, they have to reflect benefit to the customers on a continuing basis. That’s the global desire from all possible worlds.

Q:	And one follow-up question, which actually might go to Magnus, but I really liked what you said, Bob, earlier about the sort of the competitive nature of both sides. Magnus, were you with OMX when it made its bid for the London Stock Exchange years ago?

Magnus:	Yes I was.

Q:	I mean I just sort of find it interesting, and I’m sure some of my colleagues on the line did too, that both of you have been interested in the same property, one a number of years later. Is that something that you guys have talked about, just sort of the landscape of European exchanges?

Magnus:	The only thing we’ve covered so far, we have a good cultural fit.

Q:	All right. Thank you guys.

Operator:	Thank you. And we’ll go next to Max _____ Market Data.

Q:	Hi there. Thank you very much. I’m sorry I missed the earlier part of the call _____ any discussion that you made on this particular subject. I’m curious on two aspects. I understand that there are going to be combining technology platforms, OMX’s Genium platform, and I was curious specifically for what you’re going to be doing in terms of market data collection distribution platforms? What synergies you think there are in that area? And also what the timeline is for those two infrastructures to be fully integrated?

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Bob:	Let me start. One, I think it’s important to note that Genium is truly a brilliant technology and it’s an architecture that allows different best-of-breed applications to essentially hook into its message bus and its shared services. So, that will be the architectural blueprint for the combined enterprise. Within that construct, you would see that the INET platform would clearly be best in breed with respect to high volume cash equity trading and it will fit within Genium, so we’re excited about that. On the market data side, we clearly will have a rationalization of platforms. We not obviously sure today exactly how we’ll do it, but we know we will do it. And I think the more important part is on the market data side, you’ll see us through our technology have the ability to slice and dice the data independent of the country of origin or the market of origin and that will give our combined organization to keep the capability to come out with essentially personalized or customized market data products and these market data products can be inclusive of data that does not originate from any of our direct exchanges.

Q:	Thank you. And do you have a timeline yet for when that would be completed?

Bob:	Well, we said that we’re going to have _____ 2009 _____ other expenses beyond 2010 _____ synergies contemplated in this transaction will be done by 2010, so in that timeframe. But we’ll innovate with products from the combined enterprise before that.

Magnus:	A very good example is the latest—some of you might have seen that OMX went into that space with Cicada(?), an Asian based company, very good at _____ in other areas where we can now utilize that also in this year. I think we see a lot of different opportunities, both to rationalize, but also increase the number of services and revenue for us this year.

Q:	Forgive me for holding the phone line, but I was curious also about that recent agreement with Cicada. Presumably then that is going to continue as part of the Genium platform?

Magnus:	Absolutely.

Q:	Thank you. And you also mentioned the tremendous opportunities for data growth, I noticed _____ in index area, you also mentioned the kind of custom datasets you can create. What other kind of potential do you believe there is for building in this specific business line now that you’re combining the two businesses?

Magnus(?):

We haven’t been specific in putting out numbers for those. I think looking into the overall numbers, what we both bring in on the information services, the market data, I think there is—compare that with the revenue synergies we are putting up, I

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think there’s not much we need in order to really become significant. So, I think, therefore, the revenue synergies _____ numbers.

Bethany:	This is Bethany speaking. There’s time for just one more question.

Operator:	Thank you. And our next question will come from Gaston Cerone with Dow Jones.

Q:	Hi. Just a very quick clarification and then my actual question, which is David Warren, not to sound unnecessarily dense on this issue, I keep going back to it, but when I asked you earlier about what synergies, what the initial synergies _____ by 2010. Then when Bob referred to it a minute ago, ______ he made the statement about the expense synergies, but I was talking about the whole 150, the expense and the revenue.

David:	Right.

Q:	That is the whole 150 kicks in by 2010, right?

David:	Yes. That is what you can understand from the assumptions that we have made.

Q:	Okay, fair enough. That’s fine. And then the actual question that I had for Bob and Mr. Bocker is that with regards to the organizational split, I _____ that Bob _____ CEO and the president titles so far in NASDAQ and I guess now—in the new NASDAQ _____ that Bob will be the CEO and Mr. Bocker will be president. At least that’s what the release said. But I’m wondering if you guys have thought through how sort of responsibilities will be sort of divided in that sense and would somebody sort of have _____ more oversight for Europe or the U.S., something like that or no?

Bob(?):	_____ Gaston, I don’t think it’s fair that you get both the first and the last question of the day, so Bethany, make sure that doesn’t happen again. But I would say this, certainly Magnus is assuming the president title and I think the important thing to recognize is that we will be one company, so the major lines of business will come together on a global basis. And it will be sorting out and announcing that structure in the days to come.

Magnus:	I want to say, though, as a comment from Magnus that I appreciate that you’re _____ Mr. Bocker with me. _____.

Q:	I’m not familiar with sir, but…

Group:	[inaudible]

Q:	Great. Thanks very much. Thank you.

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Bethany:	Thanks everyone for joining us.

David(?):	Thank you.

Operator:	That will conclude today’s call. Thank you for your participation and you may disconnect at this time.

END

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it

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becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.